PIMCO FUNDS

Supplement Dated February 26, 2016 to the
Short Duration Strategy Funds Prospectus, dated July 31, 2015, as supplemented from time to time

Disclosure Related to the PIMCO Government Money Market Fund (the Fund)

IMPORTANT NOTICE REGARDING CHANGES IN THE FUNDS
NON-FUNDAMENTAL INVESTMENT POLICY AND DIVIDEND ACCRUAL TIMING

Effective March 11, 2016, the Fund may enter into reverse repurchase agreements and sell buy back transactions to satisfy redemption requests or for other temporary or emergency purposes.

The Fund may enter into reverse repurchase agreements and sell buy back transactions to satisfy redemption requests or for other temporary or emergency purposes.

Reverse Repurchase Agreements and Other Borrowings Risk: the risk that reverse repurchase agreements or other borrowings may increase the Funds overall investment exposure and that the related transaction costs may detract from Fund performance

Reverse Repurchase Agreements and Other Borrowings Risk: A Fund may borrow money as a means of raising money to satisfy redemption requests or for other temporary or emergency purposes by entering into reverse repurchase agreements or other borrowings. Reverse repurchase agreements and other borrowings may increase the Funds overall investment exposure and the related transaction costs may detract from Fund performance. Certain late-day reverse repurchase agreements may be settled free of payment by the Fund and a subsequent cash wire to the Fund once the collateral is received and verified by the counterparty.

Each Fund (except the PIMCO Treasury Money Market Fund) may enter into reverse repurchase agreements and dollar rolls, subject to the Funds limitations on borrowings.

Investors Should Retain This Supplement for Future Reference